                                                                       EXHIBIT 5


                                             For Further Information Contact:
                                             Robert Stillwell
                                             Garrett Smith
                                             Both of BP Capital
                                             214-265-4165

For Immediate Release
Wednesday July 17, 2002


        BP Capital Announces Recapitalization Proposal for Penn Virginia

   Pickens proposes exchange of $100 million of new Senior Preferred Stock for two million shares of common stock at $50 per common share

         Boone Pickens announced today a recapitalization proposal for Penn Virginia Corporation (PVA) on behalf of investment partnerships controlled by BP Capital that together own 7.6% of the common shares of PVA. Mr. Pickens said, "by adopting this recapitalization, PVA can achieve a value for shareholders of about $45 per share. It should be viewed as a win-win by this management by both increasing values significantly and retaining control."

         BP Capital is filing a 13D amendment with the Securities and Exchange Commission which contains the restructuring proposal to the management of PVA. The following is a copy of BP Capital's letter to the management of PVA.



                                  July 17, 2002


Board of Directors
Penn Virginia Corporation
c/o Mr. A. James Dearlove
President and Chief Executive Officer
One Radnor Corporate Center, Suite 200
Radnor, PA 19087

Gentlemen:

         On June 25 we offered to acquire the entire equity interest of Penn Virginia Corporation (PVA) in a negotiated transaction for $40 cash per share. Twenty-four hours later the Board of Directors rejected that proposal, with no discussion or suggestion of negotiation and with no stated financial or business alternative other than an intention to continue business as usual.

         In this enlightened era of corporate governance, where shareholders' rights generally are deemed paramount, the immediate and summary rejection of our proposal by the Board of Directors did little to establish credibility or to suggest that the Board was addressing shareholder concerns.

         Although we will continue to evaluate an acquisition proposal, we have recently developed a recapitalization plan for PVA that provides a viable alternative for your consideration. As outlined below, we believe that the proposed recapitalization would permit you to achieve substantially increased value of up to $45.70 per share for existing shareholders. This value represents a 20% premium over the current price of $38 and a 38% premium over the $33 price prior to our June 25 acquisition proposal.

         The principal features of the proposed recapitalization are as follows:

         1. PVA would issue $100 million of Senior Preferred Stock in exchange for two million shares of PVA common stock, thereby reducing outstanding common shares from approximately nine million to seven million. All shareholders would be offered this exchange, and exchanges would be prorated so that shareholders could sell approximately 22% of their common shares.

         2. The Senior Preferred Stock would have a par value and minimum liquidation preference of $50 per share, be redeemable in 10 years, have a dividend of 6 to 7% and be designed to trade at par at the time of issuance.

         3. Because of the current favorable interest rate environment, PVA's nominal current debt and the reduction of outstanding common shares by 22%, we believe this recapitalization would both result in the realization of $50 per share for the two million shares purchased and be accretive to the value of the remaining seven million common shares. Our analysis attached to this letter shows the remaining common shares with a value of up to approximately $44.40 per share, based on PVA's existing cash flow multiple, and a "blended value" of the recapitalization of approximately $45.70 per presently outstanding common share.

         4. The exchange of PVA common shares for new Senior Preferred Stock would be designed to be tax-free to shareholders. A shareholder's pre-exchange tax basis in the common shares would be allocated between the new Senior Preferred Stock and the retained common shares on the basis of fair market values at the time of the exchange. The holding period of the exchanged common shares would be tacked to the holding period of Senior Preferred Stock received in the exchange. Provided that the dividend and redemption features of the Senior Preferred Stock are structured to meet certain equity participation tests under the tax laws, the Senior Preferred Stock would not be "section 306 stock" or "non-qualified preferred stock" for income tax purposes. We believe that these tax requirements can be satisfied and should not detract from the value-added advantages of the proposed recapitalization.

         5. PVA would continue to have reasonable coverages for an acceptable level of indebtedness for future growth and acquisitions.

         Shareholders of PVA deserve and expect careful analysis by the Board of Directors of this proposed recapitalization plan. We encourage you to adopt a positive and constructive approach, perhaps enhancing our plan with other value-added features. For example, we believe that even better results can be achieved with a repurchase of three million common shares for $150 million of Senior

Preferred Stock, as also set forth in the attached analysis. We believe that this could result in a "blended value" of up to approximately $49.50 per currently outstanding common share and an ongoing value for the remaining six million common shares of up to approximately $49.25 per share.

         We would welcome the opportunity to meet with you and your advisors to discuss this recapitalization proposal and other matters of similar importance to PVA shareholders.


                                BP Capital Energy Equity Fund, L.P.
                                BP Capital Energy Equity International
                                Holdings I, L.P.

                                By: BP Capital Management, L.P.


                                By: /s/ Boone Pickens
                                   ---------------------------------------------
                                   Boone Pickens
                                   Managing Director of the General Partner

                          PVA RECAPITALIZATION ANALYSIS
--------------------------------------------------------------------------------


                                                         BEFORE                         AFTER
                                                     ---------------     -----------------------------------
BASIC ASSUMPTIONS
PREFERRED ISSUE                                                          $   100,000,000     $   150,000,000
PREFERRED DIVIDEND RATE                                                                7%                  7%
COMMON SHARES EXCHANGED                                                        2,000,000           3,000,000

COMMON SHARES                                              8,917,553           6,917,553           5,917,553

POST RECAPITALIZATION VALUATION
EBITDA-03EST                                         $    75,670,000     $    75,670,000     $    75,670,000
INTEREST EXPENSE                                     $      (380,000)    $      (380,000)    $      (380,000)
PREFERRED DIVIDEND                                   $             0     $    (7,000,000)    $   (10,500,000)
                                                     ---------------     ---------------     ---------------
CASH FLOW                                            $    75,290,000     $    68,290,000     $    64,790,000

CASH FLOW PER SHARE                                  $          8.44     $          9.87     $         10.95
CFPS MULTIPLE                                                    4.5                 4.5                 4.5

POST RECAPITALIZATION COMMON SHARE PRICE             $         38.00     $         44.43     $         49.28

BLENDED VALUE CALCULATION
PREFERRED STOCK VALUE:(1)                                                $         11.21     $         16.82
COMMON STOCK VALUE:(2)                                                   $         34.47     $         32.70
                                                                         ---------------     ---------------
TOTAL SHAREHOLDER VALUE:                                                 $         45.68     $         49.52
                                                                         ---------------     ---------------



                            Common Shares Exchanged
1. Preferred Stock Value = -------------------------- x $50 Pref. Par Value
                           Original Shares Outstading


                        New Common Shares Outstanding
2. Common Stock Value = ----------------------------- x Post Recap. Share Value
                         Original Shares Outsanding